FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month February 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Response to the query of the Indian Stock Exchanges concerning news items appearing in business dailies regarding the allotment of a 26% stake in South Africa’s Second Network Operator to VSNL.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Amitabh A Khanna
Name:	Amitabh A Khanna
Title :	Chief Financial Officer

Date: February 15, 2005

EXHIBIT 1

HQ/CS/Cl.24B/11269	Rishabh Nath Aditya
14 February 2005	Deputy Company Secretary

Mr. Yogesh Bambardekar Manager – Surveillance The Stock Exchange, Mumbai Rotunda Building, 1st Floor, Mumbai Samachar Marg, Mumbai – 400001. Fax No.: 22723355	Ms. Nisha Subhash Manager National Stock Exchange of India Limited, “Exchange Plaza”, Bandra-Kurla Complex, Bandra (East), Mumbai – 400051. Fax No.: 26598155

Sir,

Sub:	News published in “Business Line” dated 12 February 2005 and The Financial Express dated 14 February 2005.

This has reference to your letter dated 14 February 2005 seeking substantive comments of the Company regarding the news item captioned “Tatas win 26% stake in SA’s second telco” that has appeared in the Business Line on 12 February 2005 and Financial Express on 14 February 2005.

2. As per the communication received by TATA Africa Holdings (SA) (PTY) Limited (Tata Africa), from the Minister, Ministry of Communications, dated 11 February 2005, the Minister has decided to allot to VSNL as part of the Tata Group and represented by Tata Africa 26% stake in Second Network Operator (SNO).

3. The Company has been advised to continue the process to finalize the shareholders agreement after which the process of issuance of license to the SNO would be initiated by the South African authorities.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Deputy Company Secretary

Copy to

1)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72/

Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

2)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1105.